EXHIBIT 1
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For Immediate Release                                             4 October 2004


                               WPP GROUP PLC (WPP)

                     Notice of Third Quarter Trading Update

WPP will announce its third quarter trading update for the nine months ended 30 September 2004 on Tuesday 26 October 2004.


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